Tsingda eEDU Corporation

December 17, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Tsingda eEDU Corporation
Registration Statement on Form S-1
Filed August 31, 2011
File No. 333-176585

Dear Messrs Koduri, Spirgel,

I refer to your letter dated November 21, 2014, relating to Tsingda eEDU Corporation’s (the “Company”) registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2011, File No. 333-176585 (the “Registration Statement”).

The Company would like to request withdrawal of the Registration Statement, including all exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), effective as of the date hereof or as soon thereafter as practicable.

The Company has determined not to proceed at this time with the offering and sale of securities covered by the Registration Statement. The Company hereby confirms that it has not sold any securities in connection with the Registration Statement. The Company therefore requests that the Commission consent to this application on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

(Signature page follows)

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be singed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Tsingda eEDU Corporation

By:

/s/ Hui Zhang
Name: Hui Zhang
Title: Chairman and Chief Executive Officer

[Signature page to the Registration Withdrawal Request]